UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Aclaris Therapeutics, Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

00461U 105

(CUSIP Number)

ALBERT CHA

VIVO CAPITAL, LLC

505 HAMILTON AVENUE, SUITE 207

PALO ALTO, CA 94301

TELEPHONE: (650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Vivo Ventures VII, LLC I.R.S. Identification Number of above person: 27-4484686
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,647,214 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,647,214 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,647,214 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 4.0% (2)
14.	Type of Reporting Person (see instructions): OO

(1)	The shares of common stock, par value $0.00001 (the “Common Stock”) of the Issuer are held by Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. The voting members of Vivo Ventures VII, LLC are Dr. Frank Kung, Dr. Albert Cha, Dr. Edgar Engleman, Dr. Chen Yu and Mr. Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.
(2)

This percentage is calculated based on 40,936,191 shares of Common Stock of the Issuer as of November 5, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 6, 2018.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 6 (the “Amendment”), which amends and supplements the statement on Schedule 13D, filed on October 20, 2015, as amended by Amendment No. 1 to Schedule 13D, filed on November 21, 2016, Amendment No. 2 to Schedule 13D, filed on March 3, 2017, Amendment No. 3 to Schedule 13D, filed on August 14, 2017, Amendment No. 4 to Schedule 13D, filed on October 20, 2017, and Amendment No. 5, filed on November 16, 2017 (collectively, the “Prior 13D”) by the Reporting Person, relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Aclaris Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 Lindenwood Drive, Suite 400, Malvern, PA 19355.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 4. Purpose of Transaction

Vivo Ventures Fund VII, L.P. sold 24,467 and 27,485 shares of Common Stock on December 28, 2017 and December 29, 2017, respectively. The aggregate number of shares of Common Stock sold by Vivo Ventures Fund VII, L.P. on these days is 51,952.

Vivo Ventures VII Affiliates Fund, L.P. sold 533 and 599 shares of Common Stock on December 28, 2017 and December 29, 2017, respectively. The aggregate number of shares of Common Stock sold by Vivo Ventures VII Affiliates Fund, L.P. on these days is 1,132.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Prior 13D in its entirety as set forth below:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D/A.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover page to this Schedule 13D/A.

(c) Except as disclosed herein and in Amendment No. 4 to Schedule 13D, filed on October 20, 2017, the Reporting Person has not effected any transactions in the securities of the Issuer during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

Vivo Ventures VII, LLC

By:	/s/ Albert Cha
Albert Cha
Managing Member